Exhibit 99.2

Innovation and Growth in Immuno-Oncology

By Daniel O’Day

This is an exciting day for Gilead. We have just signed an agreement to buy Forty Seven, a Bay Area company that has made highly promising progress in a novel area of immuno-oncology. The company’s lead molecule, magrolimab is in clinical development and has shown the potential to be a first-in-class treatment. Acquiring Forty Seven aligns perfectly with our strategic focus and builds on our growing presence in immuno-oncology. It also reflects our commitment to the highest quality science.

The science at Forty Seven centers around targeting the CD47 receptor, which is over-expressed on cancer cells. Magrolimab works by blocking CD47 and activating a patient’s immune system to fight cancer. At last year’s American Society of Hematology meeting, Forty Seven presented promising data for magrolimab, in two hematologic diseases: myelodysplastic syndrome and acute myeloid leukemia. Both of these cancer types are in urgent need of new treatment options.

Magrolimab could be an important foundational molecule in our immuno-oncology portfolio. With a profile that lends itself to combinations, we could potentially see practice-changing benefits across a range of tumor types.

Earlier this year we announced, as part of our new corporate strategy, an ambitious goal: to introduce 10 new transformative therapies in the next 10 years. We believe today’s news is an important early step toward reaching that ambition.

I’m looking forward to spending time with the team at Forty Seven this week. It is a highly experienced team of individuals who share Gilead’s passion for fighting cancer. As I approach my one-year anniversary at Gilead, I feel very fortunate to be part of the progress we are making across a range of diseases, working alongside people who are passionate about creating new possibilities for patients.

Daniel O’Day is the Chairman and CEO of Gilead.

*Click here to read the press release announcing Gilead’s acquisition of Forty Seven.